July 10, 2024

Robert E. Hoffman
Chief Executive Officer
Kintara Therapeutics, Inc.
9920 Pacific Heights Blvd, Suite 150
San Diego, CA 92121

       Re: Kintara Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed June 27, 2024
           File No. 333-279368
Dear Robert E. Hoffman:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4
Questions and Answers About the Merger
What would be the consequence of a delisting of Kintara's common stock from Nasdaq with respect to the Merger?, page 5

1. We note your response to prior comment 6 and reissue in part. Please update this Q&A to discuss the June 12, 2024 conversations with Nasdaq and the 180 day extension Kintara has been granted to regain compliance with Nasdaq listing rules. Summary of the Proxy Statement/Prospectus
TuHURA, page 12

2. Please revise here, and wherever else you discuss the "personalized" nature of TuHURA's
       IFx product candidates to clarify, if true, that the composition of IFx-2.0 does not vary from patient to patient.
 July 10, 2024
Page 2
Risk Factors
The Delaware Certificate of Incorporation, which will be the certificate..., page 82

3. We note your response to prior comment 14 and your revised disclosure indicating that the exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act. However, this appears inconsistent with your disclosure elsewhere in this risk factor indicating that the combined company reserves the right to assert that Delaware Forum Provision applies to actions arising under the Exchange Act and that federal district courts of the United States will be the exclusive forum for resolving any complaint arising under the Securities Act. We further note that the certificate of incorporation filed as Annex G does not appear to contain any carve-outs for actions arising under the Exchange Act or Securities Act.

       Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your disclosure accordingly. If this provision does not apply to actions arising under the Securities Act or
       Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
       Act.
Opinion of Kintara's Financial Advisor
Discounted Cash Flow Analysis, page 148

4. Please revise to disclose the material assumptions underlying the Kintara-prepared
       TuHURA financial projections that were made available to Lucid. Information about TuHURA
Business, page 237

5. Please enlarge the graphics appearing on pages 244 and 253 so that all text is easily readable without magnification.
Phase 1b Trial in Metastatic Merkel Cell Carcinoma and Cutaneous Squamous Cell Carcinoma, page 249

6. We note your response to prior comment 35. However, we do not note any revised disclosure identifying the "predefined" safety and efficacy endpoints for this trial. Please revise to disclose the initial safety and efficacy endpoints and explain how they were met.
Information About Kintara, page 305

7. Please revise this section to clearly state, if true, that the combined company does not currently have any plans to advance Kintara's existing technology other than the enrollment of ten CMBC patients for the clinical trial of REM-001. July 10, 2024
Page 3
General

8. We are continuing to evaluate your response to prior comment 42 and may have further comment.

       Please contact Tara Harkins at 202-551-3639 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Steven M. Skolnick, Esq.